EXHIBIT 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended March 31,

(millions of U.S. dollars, except per share amounts)	Notes	2019	2018
CONTINUING OPERATIONS
Revenues	2	1,487	1,379
Operating expenses	5	(1,091)	(952)
Depreciation		(34)	(30)
Amortization of computer software		(105)	(98)
Amortization of other identifiable intangible assets		(27)	(29)
Other operating gains (losses), net	6	44	(2)
Operating profit		274	268
Finance costs, net:
Net interest expense	7	(35)	(78)
Other finance (costs) income	7	(11)	7
Income before tax and equity method investments		228	197
Share of post-tax (losses) earnings in equity method investments	8	(97)	2
Tax expense	9	(5)	(27)
Earnings from continuing operations		126	172
Loss from discontinued operations, net of tax	10	(10)	(483)
Net earnings (loss)		116	(311)
Earnings (loss) attributable to:
Common shareholders		116	(339)
Non-controlling interests		-	28

Earnings (loss) per share:	11
Basic and diluted earnings (loss) per share:
From continuing operations		$0.25	$0.24
From discontinued operations		(0.02)	(0.72)
Basic and diluted earnings (loss) per share		$0.23	($0.48)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended March 31,

(millions of U.S. dollars)	Notes	2019	2018
Net earnings (loss)		116	(311)

Other comprehensive (loss) income:
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	7	(9)	40
Cash flow hedges adjustments to equity		9	(28)
Foreign currency translation adjustments to equity		33	159
Share of other comprehensive loss in equity method investments	8	(31)	-
Related tax benefit on share of other comprehensive loss in equity method investments		8	-
		10	171
Items that will not be reclassified to net earnings:
Fair value adjustments on financial assets	12	(2)	-
Remeasurement on defined benefit pension plans		(7)	46
Related tax benefit (expense) on remeasurement on defined benefit pension plans		2	(12)
Share of other comprehensive loss in equity method investments	8	(6)	-
Related tax benefit on share of other comprehensive loss in equity method investments		1	-
		(12)	34
Other comprehensive (loss) income		(2)	205
Total comprehensive income (loss)		114	(106)

Comprehensive income (loss) for the period attributable to:
Common shareholders:
Continuing operations		124	149
Discontinued operations		(10)	(283)
Non-controlling interests - discontinued operations		-	28
Total comprehensive income (loss)		114	(106)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		March 31,	December 31,

(millions of U.S. dollars)	Notes	2019	2018
Cash and cash equivalents	12	2,258	2,706
Trade and other receivables		1,137	1,313
Other financial assets	12	48	76
Prepaid expenses and other current assets		553	434
Current assets		3,996	4,529
Computer hardware and other property, net		460	473
Computer software, net		884	908
Other identifiable intangible assets, net		3,298	3,324
Goodwill		5,091	5,076
Equity method investments	8	2,074	2,207
Other financial assets	12	109	53
Other non-current assets	13	516	446
Deferred tax		31	31
Total assets		16,459	17,047

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	12	-	3
Payables, accruals and provisions	14	1,245	1,549
Deferred revenue		747	815
Other financial liabilities	12	186	95
Current liabilities		2,178	2,462
Long-term indebtedness	12	3,223	3,213
Provisions and other non-current liabilities	15	1,163	1,268
Other financial liabilities	12	216	79
Deferred tax		711	799
Total liabilities		7,491	7,821

Equity
Capital	16	5,367	5,348
Retained earnings		4,473	4,755
Accumulated other comprehensive loss		(872)	(877)
Total equity		8,968	9,226
Total liabilities and equity		16,459	17,047
Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended March 31,

(millions of U.S. dollars)	Notes	2019	2018
Cash (used in) provided by:
OPERATING ACTIVITIES
Earnings from continuing operations		126	172
Adjustments for:
Depreciation		34	30
Amortization of computer software		105	98
Amortization of other identifiable intangible assets		27	29
Net gains on disposals of businesses and investments		(24)	-
Deferred tax		(64)	5
Other	17	130	47
Pension contribution		(167)	-
Changes in working capital and other items	17	(168)	(172)
Operating cash flows from continuing operations		(1)	209
Operating cash flows from discontinued operations		(57)	210
Net cash (used in) provided by operating activities		(58)	419
INVESTING ACTIVITIES
Acquisitions, net of cash acquired		(4)	(27)
Proceeds from disposals of businesses and investments		34	-
Capital expenditures		(110)	(179)
Other investing activities		3	-
Investing cash flows from continuing operations		(77)	(206)
Investing cash flows from discontinued operations		29	(108)
Net cash used in investing activities		(48)	(314)
FINANCING ACTIVITIES
Proceeds from debt	12	-	1,370
Net repayments under short-term loan facilities	12	-	(1,252)
Payments of lease principal		(11)	-
Repurchases of common shares	16	(190)	-
Dividends paid on preference shares		(1)	(1)
Dividends paid on common shares	16	(174)	(236)
Other financing activities		35	-
Financing cash flows from continuing operations		(341)	(119)
Financing cash flows from discontinued operations		-	(11)
Net cash used in financing activities		(341)	(130)
Decrease in cash and bank overdrafts		(447)	(25)
Translation adjustments		2	1
Cash and bank overdrafts at beginning of period		2,703	868
Cash and bank overdrafts at end of period		2,258	844
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents		2,258	502
Cash and cash equivalents in assets held for sale		-	346
Bank overdrafts		-	(4)
		2,258	844
Supplemental cash flow information is provided in note 17.
Interest paid		(14)	(28)
Interest received		17	1
Income taxes paid	17	(107)	(62)

Operating cash flows include interest received and interest paid, which is net of debt-related hedges.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity
Balance, December 31, 2018	3,443	1,905	5,348	4,755	10	(887)	(877)	9,226
Impact of IFRS 16 (see note 1)	-	-	-	11	-	-	-	11
Balance after IFRS 16 adoption	3,443	1,905	5,348	4,766	10	(887)	(877)	9,237
Net earnings	-	-	-	116	-	-	-	116
Other comprehensive income (loss)	-	-	-	(7)	(10)	15	5	(2)
Total comprehensive income (loss)	-	-	-	109	(10)	15	5	114
Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)
Dividends declared on common shares	-	-	-	(181)	-	-	-	(181)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	7	-	7	-	-	-	-	7
Repurchases of common shares	(18)	-	(18)	(133)	-	-	-	(151)
Pre-defined share repurchase plan	(12)	-	(12)	(87)	-	-	-	(99)
Stock compensation plans	98	(56)	42	-	-	-	-	42
Balance, March 31, 2019	3,518	1,849	5,367	4,473	-	(872)	(872)	8,968

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on financial instruments	Foreign currency translation adjustments	AOCL	Shareholders’ equity	Non- controlling interests	Total equity
Balance, December 31, 2017	9,306	243	9,549	7,201	16	(3,689)	(3,673)	13,077	498	13,575
Impact of IFRS 15 adoption	-	-	-	172	-	-	-	172	-	172
Balance after IFRS 15 adoption	9,306	243	9,549	7,373	16	(3,689)	(3,673)	13,249	498	13,747
Net (loss) earnings	-	-	-	(339)	-	-	-	(339)	28	(311)
Other comprehensive income	-	-	-	34	12	159	171	205	-	205
Total comprehensive (loss) income	-	-	-	(305)	12	159	171	(134)	28	(106)
Change in ownership interest of subsidiary	-	-	-	7	-	-	-	7	1	8
Distributions to non- controlling interests	-	-	-	-	-	-	-	-	(11)	(11)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)	-	(1)
Dividends declared on common shares	-	-	-	(245)	-	-	-	(245)	-	(245)
Shares issued under DRIP	9	-	9	-	-	-	-	9	-	9
Stock compensation plans	63	(80)	(17)	-	-	-	-	(17)	-	(17)
Balance, March 31, 2018	9,378	163	9,541	6,829	28	(3,530)	(3,502)	12,868	516	13,384

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a major provider of news and information-based tools to professionals.

Basis of preparation

The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2018, except as described below. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2018. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2018, which are included in the Company’s 2018 annual report.

On October 1, 2018, the Company sold a 55% interest in its Financial & Risk business to private equity funds managed by Blackstone. The Company retained a 45% interest in the business, which is now known as Refinitiv. The Financial & Risk business was reported as a discontinued operation from the beginning of 2018 to the closing date.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Changes in accounting policy

Effective January 1, 2019, the Company adopted IFRS 16, Leases (“IFRS 16”), which introduced a single lease accounting model that eliminated the prior distinction between operating and finance leases for lessees. IFRS 16 was adopted using the modified retrospective method, including a set of practical expedients and elections. Under this approach, the cumulative effect of adoption of $11 million was recorded as an adjustment to retained earnings at January 1, 2019 and comparative period information was not restated. From January 1, 2019, the Company:

●	Recognizes right-of-use assets and lease liabilities on the consolidated statement of financial position for leases having a term of more than 12 months;
●	Depreciates right-of-use assets on a straight-line basis over the shorter of the estimated useful life of the asset or the remaining lease term;
●	Presents interest expense on lease liabilities as a component of “Finance costs, net,” within the consolidated income statement;
●	Presents the principal portion of its total lease payments within “Financing activities” and the interest portion within “Operating activities” on the consolidated statement of cash flow; and
●	Recognizes a receivable, which arises from sublease arrangements, equal to the net investment in the lease on the consolidated statement of financial position.

Prior to January 1, 2019, the Company classified all lease commitments as operating and did not record them on the consolidated statement of financial position. Operating lease payments were recognized as expense on a straight-line basis over the lease term in “Operating expenses” within the consolidated income statement and operating lease payments were reported as “Operating activities” in the consolidated statement of cash flow.

The Company applied certain practical expedients and elections at January 1, 2019, the initial application date of IFRS 16. Specifically, the Company:

●	Continued to treat contracts determined to be leases under the prior accounting standard as leases under IFRS 16;
●	Measured right-of-use assets and lease liabilities, regardless of commencement date, using incremental borrowing rates as of January 1, 2019;
●	Retained prior assessments of onerous lease contracts under IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and
●

Excluded from recognized assets and liabilities, as applicable (a) initial direct costs to enter the lease, (b) leases with a remaining term of 12 months or less from January 1, 2019 and (c) low-value leases, all of which will continue to be accounted for as “Operating expenses” in the consolidated income statement.

The following table reconciles operating lease commitments at December 31, 2018 to lease liabilities recognized in the consolidated statement of financial position at January 1, 2019, the date of initial application:

January 1,
2019
Operating lease commitments at December 31, 2018	329
Leases beginning after January 1, 2019	(65)
Operating lease commitments subject to IFRS 16	264
Discounted at 4.1%, the weighted-average incremental borrowing rate at January 1, 2019	(26)
Exemption for short-term leases	(41)
Lease liabilities at January 1, 2019	197

The following table sets forth the adoption impacts on the consolidated statement of financial position at January 1, 2019:

	December 31,		January 1,

	2018 As	IFRS 16 Adoption	2019
	Reported	Adjustment	Opening Balance
Other financial assets—current	76	6	82
Prepaid expenses and other current assets	434	(5)	429
Computer hardware and other property, net	473	128	601
Other financial assets—non-current	53	34	87
Total assets	17,047	163	17,210
Payables, accruals and provisions	1,549	(31)	1,518
Other financial liabilities—current	95	43	138
Provisions and other non-current liabilities	1,268	(14)	1,254
Other financial liabilities—non-current	79	154	233
Total liabilities	7,821	152	7,973

Retained earnings	4,755	11	4,766

Total assets increased by $163 million, primarily due to the recognition of right-of-use assets of $128 million, and net investments in subleases of $40 million. Total liabilities increased by $152 million, as the recognition of $197 million of new lease liabilities was offset by the reclassification of liabilities associated with the former operating leases.

Effective January 1, 2019, the Company adopted IAS 19 amendments, Plan Amendment, Curtailment or Settlement, which clarifies the accounting for amendments, curtailments or settlements for defined benefit plans. These changes require an entity to remeasure its defined benefit liability and use the updated assumptions from the remeasurement to determine current service and net interest for the remainder of the reporting period after the change. The IAS 19 amendments did not have a material impact on the consolidated income statement, cash flow and financial position for the three months ended March 31, 2019.

Effective January 1, 2019, the Company adopted International Financial Reporting Interpretations Committee (“IFRIC”) 23, Uncertainty over Income Tax Treatments, which adds to the requirements of IAS 12, Income Taxes, by specifying how to reflect the effects of uncertainty in the accounting for income taxes. An uncertainty arises when it is unclear how a tax law applies to a particular transaction, or whether a taxation authority will accept a company’s tax treatment. IFRIC 23 did not have a material impact on the consolidated income statement, cash flow and financial position for the three months ended March 31, 2019.

Accounting Policies

Leases

For periods beginning from January 1, 2019:

A contract is or contains a lease if it conveys the right to control the use of an identified asset for a specified period in exchange for consideration. When the Company leases assets from third parties, the Company is the lessee. When the Company leases assets to third parties, the Company is the lessor.

Lessee

At the lease commencement date, a right-of-use asset for the underlying leased asset and corresponding lease liability are recognized in the consolidated statement of financial position measured on a present value basis. Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Company uses its incremental borrowing rate, which is the interest rate that the Company would pay to borrow funds to obtain an asset of a similar value to the right-of-use asset with a comparable security, economic environment and term.

The right-of-use asset is included in “Computer hardware and other property, net” and the lease liability is included in “Other financial liabilities” (current or non-current, based on maturity) within the consolidated statement of financial position.

Right-of-use assets are measured on a number of factors including:

●	The initial amount of the lease liability;
●	Lease payments made at or before the commencement date; and
●	Initial direct costs and expected restoration costs.

Lease liabilities are measured as the present value of non-cancellable payments over the lease term, which may include:

●	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;
●	Variable lease payments that are based on an index or a rate (including inflation-linked payments);
●	Amounts expected to be payable by the lessee under residual value guarantees;
●	Exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
●	Penalty payments for terminating the lease, if the lease term reflects the lessee exercising that option.

Where exercise of renewal or termination options is deemed reasonably certain, such assumptions are reflected in the valuation of the lease right-of-use asset and liability. The reasonably certain assessment is made at the lease commencement date and re-assessed if there is a material change in circumstances supporting the assessment.

Lease payments are apportioned between the liability and a finance charge, which is reported within “Finance costs, net” in the consolidated income statement. The right-of-use asset is depreciated over the shorter of the asset’s useful life or the lease term on a straight-line basis and presented within “Depreciation” in the consolidated income statement.

Most of the Company’s leases are comprised of property leases, for which fixed payments covering lease and non-lease components are included in the value of the right-of-use assets and lease liabilities.

Payments for leases with a term of 12 months or less and low-value leases are recognized on a straight-line basis within “Operating expenses” in the consolidated income statement and are not recognized in the consolidated statement of financial position.

Lessor

Lessor arrangements are classified as finance leases when substantially all the risks and rewards of the underlying asset transfer to the lessee. A receivable, equal to the net investment in the lease, is recognized on the consolidated statement of financial position at the commencement date with an offset to the underlying asset. The receivable is measured as the present value of non-cancellable payments to be received by the Company over the lease term. The payments are discounted using the interest rate implicit in the lease, if this can be readily determined, or at the Company’s incremental borrowing rate, if the implicit rate cannot be determined. A gain or loss is recorded in “Other operating gains (losses), net,” within the consolidated income statement for the difference between the carrying value of the underlying asset and the lease receivable. Lease payments are apportioned between the lease receivable and finance income, which is reported within “Finance costs, net” in the consolidated income statement.

When the Company retains the risks and rewards of the underlying asset, the arrangement is classified as an operating lease. Payments received under operating leases are recognized as income on a straight-line basis over the lease term within “Operating expenses” in the consolidated income statement. The carrying value of the underlying asset is retained on the consolidated statement of financial position and amortized over the remaining term, determined as the shorter of the estimated useful life of the asset or the remaining lease term.

Note 2: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconcile them to reportable segments (see note 3).

Revenues by type	Legal Professionals		Corporates		Tax Professionals		Reuters News		Global Print		Total

Three months ended March 31,	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Recurring	550	533	269	243	173	167	145	62	-	-	1,137	1,005
Transactions	44	52	83	86	49	50	10	10	-	-	186	198
Global Print	-	-	-	-	-	-	-	-	165	177	165	177
Eliminations	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Total	594	585	352	329	222	217	155	72	165	177	1,487	1,379

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax Professionals		Reuters News		Global Print		Total

Three months ended March 31,	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
U.S.	487	476	289	268	185	178	103	18	120	125	1,184	1,065
Canada (country of domicile)	10	10	3	3	9	9	1	1	18	19	41	42
Other	7	7	16	16	21	22	1	2	4	9	49	56
Americas (North America, Latin America, South America)	504	493	308	287	215	209	105	21	142	153	1,274	1,163

U.K.	51	53	23	25	4	4	6	7	10	12	94	101
Other	13	16	13	10	-	-	28	29	4	3	58	58
EMEA (Europe, Middle East and Africa)	64	69	36	35	4	4	34	36	14	15	152	159

Asia Pacific	26	23	8	7	3	4	16	15	9	9	62	58
Eliminations	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Total	594	585	352	329	222	217	155	72	165	177	1,487	1,379

Note 3: Segment Information

The Company is organized as five reportable segments reflecting how the businesses are managed: Legal Professionals, Corporates, Tax Professionals, Reuters News and Global Print. The accounting policies applied by the segments are the same as those applied by the Company.

The segments offer products and services to target customers as described below.

Legal Professionals

The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

The Corporates segment serves corporate customers, including the seven largest global accounting firms, with the Company’s full suite of offerings across legal, tax, regulatory and compliance functions.

Tax Professionals

The Tax Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest firms, which are served by the Corporates segment), as well as governmental taxing authorities with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

The Reuters News segment provides real-time, multi-media news and information services to newspapers, television and cable networks, radio stations and websites around the globe, as well as to Refinitiv.

Global Print

The Global Print segment provides legal and tax information primarily in print format to customers around the world.

The Company also reports “Corporate costs”, which includes expenses for corporate functions and does not qualify as a reportable segment.

	Three months ended March 31,

	2019	2018
Revenues
Legal Professionals	594	585
Corporates	352	329
Tax Professionals	222	217
Reuters News	155	72
Global Print	165	177
Eliminations	(1)	(1)
Consolidated revenues	1,487	1,379

Adjusted EBITDA
Legal Professionals	227	191
Corporates	118	111
Tax Professionals	93	80
Reuters News	16	8
Global Print	74	81
Corporate costs	(131)	(41)
Adjusted EBITDA	397	430
Fair value adjustments (see note 5)	(1)	(3)
Depreciation	(34)	(30)
Amortization of computer software	(105)	(98)
Amortization of other identifiable intangible assets	(27)	(29)
Other operating gains (losses), net	44	(2)
Consolidated operating profit	274	268
Net interest expense	(35)	(78)
Other finance (costs) income	(11)	7
Share of post-tax (losses) earnings in equity method investments	(97)	2
Tax expense	(5)	(27)
Earnings from continuing operations	126	172

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Adjusted EBITDA

●

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments, and corporate related items.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, commercial sales operations, real estate, and product and content development, as well as an allocation of product costs when one segment sells products managed by another segment.

●	Consolidated adjusted EBITDA is comprised of adjusted EBITDA from reportable segments and Corporate costs.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs are generally incurred evenly throughout the year. However, the Company’s revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Additionally, the seasonality of the Company’s operating profit may be further impacted by the timing of its corporate costs, as it has been incurring significant costs to reposition its business following the sale of Financial & Risk.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended March 31,

	2019	2018
Salaries, commissions and allowances	622	586
Share-based payments	12	9
Post-employment benefits	34	38
Total staff costs	668	633
Goods and services(1)	332	234
Data	63	53
Telecommunications	10	5
Real estate	17	24
Fair value adjustments(2)	1	3
Total operating expenses	1,091	952

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Note 6: Other Operating Gains (Losses), Net

Other operating gains (losses), net, were $44 million and $(2) million for the three months ended March 31, 2019 and 2018, respectively. The three months ended March 31, 2019 included gains from the sale of several small businesses, a benefit from the revaluation of warrants that the Company holds in Refinitiv (see note 12), and income related to a license that allows Refinitiv to use the “Reuters” mark to brand its products and services (see note 19).

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended March 31,

	2019	2018
Interest expense:
Debt	38	70
Derivative financial instruments - hedging activities	1	1
Other, net	4	1
Fair value (gains) losses on financial instruments:
Cash flow hedges, transfer from equity	(9)	40
Net foreign exchange losses (gains) on debt	9	(40)
Net interest expense - debt and other	43	72
Interest expense - leases(1)	2	-
Net interest expense - pension and other post-employment benefit plans	6	7
Interest income	(16)	(1)
Net interest expense	35	78

(1)	Relates to the 2019 adoption of IFRS 16. See note 1.

	Three months ended March 31,

	2019	2018
Net losses (gains) due to changes in foreign currency exchange rates	11	(13)
Net losses on derivative instruments	-	6
Other finance costs (income)	11	(7)

Net losses (gains) due to changes in foreign currency exchange rates

Net losses (gains) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net losses on derivative instruments

Net losses on derivative instruments were principally comprised of amounts relating to foreign exchange contracts.

Note 8: Equity Method Investments

Equity method investments are primarily comprised of the Company’s 45% investment in Refinitiv.

The Company’s share of post-tax (losses) earnings in equity method investments as reported in the consolidated income statement is comprised of the following:

	Three months ended March 31,

	2019	2018
Refinitiv (45% ownership interest)	(102)	-
Other equity method investments	5	2
Total share of post-tax (losses) earnings in equity method investments	(97)	2

The composition of equity method investments as reported in the consolidated statement of financial position is comprised of the following:

	March 31,	December 31,

	2019	2018
Refinitiv (45% ownership interest)	1,913	2,052
Other equity method investments	161	155
Total equity method investments	2,074	2,207

Set forth below is summarized financial information for 100% of Refinitiv, and a reconciliation to the Company’s carrying value of its investment.

Three months ended March 31,

2019
Revenues	1,567
Net loss	(201)
Remove: Net earnings attributable to non-controlling interests	(18)
Net loss attributable to Refinitiv	(219)
Other comprehensive loss	(77)
Total comprehensive loss	(296)

	March 31,	December 31,

	2019	2018
Assets
Current assets	2,098	2,284
Non-current assets	21,229	20,978
Total assets	23,327	23,262
Liabilities
Current liabilities	1,769	1,842
Non-current liabilities	14,357	13,966
Total liabilities	16,126	15,808
Net assets	7,201	7,454
Non-controlling interests	(2,000)	(1,924)
Preference shares and other excluded items	(950)	(971)
Net assets attributable to Refinitiv	4,251	4,559
Net assets attributable to Refinitiv - beginning period	4,559	5,218
Net loss attributable to Refinitiv	(219)	(487)
Other comprehensive loss attributable to Refinitiv	(77)	(172)
Other adjustments(1)	(12)	-
Net assets attributable to Refinitiv - ending period	4,251	4,559
Thomson Reuters % share	45%	45%
Thomson Reuters carrying amount	1,913	2,052

(1)	Relates to an adjustment associated with the audit of Refinitiv’s 2018 annual financial statements.

Note 9: Taxation

Tax expense was $5 million and $27 million for the three months ended March 31, 2019 and 2018, respectively. The tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Note 10: Discontinued Operations

On October 1, 2018, the Company sold a 55% interest in its Financial & Risk business. The Company retained a 45% interest in the business, which is now known as Refinitiv. The three months ended March 31, 2018 includes the results of Financial & Risk reported as discontinued operations in the consolidated financial statements. The three months ended March 31, 2019 period includes residual expenses which were borne by the Company following the sale of Financial & Risk in October 2018.

Earnings from discontinued operations are summarized as follows:

	Three months ended March 31,

	2019	2018
Revenues	-	1,583
Expenses	(10)	(1,198)
(Loss) earnings from discontinued operations before income tax	(10)	385
Tax (expense) benefit(1)	-	(868)
(Loss) earnings from discontinued operations, net of tax	(10)	(483)

(1)

The three months ended March 31, 2018 included an $844 million deferred tax charge that was recorded when the Financial & Risk business was classified as held for sale. These deferred taxes were not previously required as the business was not considered held for sale until January 2018.

Note 11: Earnings Per Share

Basic earnings per share was calculated by dividing earnings (loss) attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings (loss) per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings (loss) used in determining consolidated earnings (loss) per share and earnings per share from continuing operations are as follows:

	Three months ended March 31,
	2019	2018
Earnings (loss) attributable to common shareholders	116	(339)
Less: Dividends declared on preference shares	(1)	(1)
Earnings (loss) used in consolidated earnings per share	115	(340)
Less: Loss from discontinued operations, net of tax	10	483
Remove: Non-controlling interests from discontinued operations	-	28
Earnings used in earnings per share from continuing operations	125	171

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings (loss) per share computation to the weighted-average number of common shares outstanding used in the diluted earnings (loss) per share computation, is presented below:

	Three months ended March 31,
	2019	2018
Weighted-average number of common shares outstanding	501,369,531	709,927,881
Weighted-average number of vested DSUs	519,157	835,868
Basic	501,888,688	710,763,749
Effect of stock options and TRSUs	1,760,602	734,871
Diluted	503,649,290	711,498,620

Note 12: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

March 31, 2019	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income	Derivatives Used for Hedging	Total
Cash and cash equivalents	289	1,969	-	-	2,258
Trade and other receivables	1,137	-	-	-	1,137
Other financial assets - current	47	1	-	-	48
Other financial assets - non-current	48	35	26	-	109
Trade payables (see note 14)	(329)	-	-	-	(329)
Accruals (see note 14)	(616)	-	-	-	(616)
Other financial liabilities - current(1) (2)	(186)	-	-	-	(186)
Long-term indebtedness	(3,223)	-	-	-	(3,223)
Other financial liabilities - non current(3)	(147)	(2)	-	(67)	(216)
Total	(2,980)	2,003	26	(67)	(1,018)

(1)	Includes a commitment to repurchase up to $99 million of shares through May 29, 2019 under the Company’s pre-defined plan with its broker. See note 16.

(2)	Includes lease liabilities of $45 million recognized in 2019 due to the adoption of IFRS 16. See note 1.

(3)	Includes lease liabilities of $147 million recognized in 2019 due to the adoption of IFRS 16. See note 1.

December 31, 2018	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income	Derivatives Used for Hedging	Total
Cash and cash equivalents	316	2,390	-	-	2,706
Trade and other receivables	1,313	-	-	-	1,313
Other financial assets - current	75	1	-	-	76
Other financial assets - non-current	14	16	23	-	53
Current indebtedness	(3)	-	-	-	(3)
Trade payables (see note 14)	(326)	-	-	-	(326)
Accruals (see note 14)	(854)	-	-	-	(854)
Other financial liabilities - current	(95)	-	-	-	(95)
Long-term indebtedness	(3,213)	-	-	-	(3,213)
Other financial liabilities - non current	(1)	(2)	-	(76)	(79)
Total	(2,774)	2,405	23	(76)	(422)

Cash and cash equivalents

Of total cash and cash equivalents, $30 million and $24 million at March 31, 2019 and December 31, 2018, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Commercial paper

Under its commercial paper program, the Company may issue up to $2.0 billion of notes. There was no outstanding commercial paper at March 31, 2019.

Credit facility

The Company has a $2.4 billion credit facility agreement which matures in November 2021 and may be used to provide liquidity for general corporate purposes (including support for its commercial paper program). There were no outstanding borrowings under this credit facility at March 31, 2019. Based on the Company’s credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 110 basis points. The Company may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $3.0 billion.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows of debt:

	Carrying Amount		Fair Value
March 31, 2019	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
C$550, 3.309% Notes, due 2021	411	67	420	67
$350, 3.95% Notes, due 2021(1)	138	-	141	-
$600, 4.30% Notes, due 2023	596	-	621	-
$450, 3.85% Notes, due 2024(1)	241	-	242	-
$500, 3.35% Notes, due 2026	495	-	477	-
$350, 4.50% Notes, due 2043(1)	116	-	111	-
$350, 5.65% Notes, due 2043	341	-	380	-
$400, 5.50% Debentures, due 2035	395	-	421	-
$500, 5.85% Debentures, due 2040	490	-	550	-
Total	3,223	67	3,363	67
Long-term	3,223	67

	Carrying Amount		Fair Value
December 31, 2018	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	3	-	3	-
C$550, 3.309% Notes, due 2021	402	76	407	76
$350, 3.95% Notes, due 2021(1)	138	-	139	-
$600, 4.30% Notes, due 2023	596	-	607	-
$450, 3.85% Notes, due 2024(1)	240	-	233	-
$500, 3.35% Notes, due 2026	495	-	458	-
$350, 4.50% Notes, due 2043(1)	116	-	105	-
$350, 5.65% Notes, due 2043	341	-	364	-
$400, 5.50% Debentures, due 2035	395	-	406	-
$500, 5.85% Debentures, due 2040	490	-	524	-
Total	3,216	76	3,246	76
Current portion	3	-
Long-term portion	3,213	76

(1)	Notes were partially redeemed in October 2018.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

March 31, 2019				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	1,969	-	1,969

Warrants(1)	-	-	35	35

Embedded derivatives(2)	-	1	-	1

Financial assets at fair value through earnings	-	1,970	35	2,005

Financial assets at fair value through other comprehensive income(3)	7	19	-	26

Total assets	7	1,989	35	2,031

Liabilities

Contingent consideration(4)	-	-	(2)	(2)

Financial liabilities at fair value through earnings	-	-	(2)	(2)

Derivatives used for hedging(5)	-	(67)	-	(67)

Total liabilities	-	(67)	(2)	(69)

December 31, 2018				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	2,390	-	2,390

Warrants(1)	-	-	16	16

Embedded derivatives(2)	-	1	-	1

Financial assets at fair value through earnings	-	2,391	16	2,407

Financial assets at fair value through other comprehensive income(3)	2	21	-	23

Total assets	2	2,412	16	2,430

Liabilities

Contingent consideration(4)	-	-	(2)	(2)

Financial liabilities at fair value through earnings	-	-	(2)	(2)

Derivatives used for hedging(5)	-	(76)	-	(76)

Total liabilities	-	(76)	(2)	(78)

(1)	Warrants related to the Company’s equity method investment in Refinitiv (see note 8).

(2)	Largely related to U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S.

(3)	Investments in entities over which the Company does not have control, joint control or significant influence.

(4)	Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.

(5)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

The following reflects the change in level 3 fair value measurement for the three months ended March 31, 2019:

Refinitiv Warrants
December 31, 2018	16
Gain recognized within other operating gains (losses), net	19
March 31, 2019	35

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the three months ended March 31, 2019.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	quoted market prices or dealer quotes for similar instruments;
●

the fair value of the Refinitiv warrants are calculated using a Monte Carlo simulation approach that generates values based on the random outcomes from a probability distribution. Key inputs included: the estimated equity value of Refinitiv as of the valuation date; the capitalization structure of Refinitiv; the expected volatility; the risk-free rate of return; annual dividends or distributions; and assumptions about the timing of a liquidity event. An increase in the equity value would typically result in an increase in the fair value of the warrants and conversely, a decrease would typically result in a decrease in the fair value of the warrants;

●	the fair value of cross-currency interest rate swaps are calculated as the present value of the estimated future cash flows based on observable yield curves; and
●	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Note 13: Other Non-Current Assets

	March 31,	December 31,

	2019	2018

Net defined benefit plan surpluses(1)	76	7

Cash surrender value of life insurance policies	310	300

Deferred commissions	76	82

Other non-current assets	54	57

Total other non-current assets	516	446

(1)

The funded status of the defined benefit pension plan covering U.K. employees changed from a net obligation to a net surplus as the Company contributed $167 million to the plan in February 2019. See note 15.

Note 14: Payables, Accruals and Provisions

	March 31,	December 31,

	2019	2018

Trade payables	329	326

Accruals	616	854

Provisions	170	203

Other current liabilities	130	166

Total payables, accruals and provisions	1,245	1,549

Note 15: Provisions and Other Non-Current Liabilities

	March 31,	December 31,

	2019	2018

Net defined benefit plan obligations(1)	637	708

Deferred compensation and employee incentives	137	128

Provisions	118	128

Uncertain tax positions	226	223

Other non-current liabilities	45	81

Total provisions and other non-current liabilities	1,163	1,268

(1)

The funded status of the defined benefit pension plan covering U.K. employees changed from a net obligation to a net surplus as the Company contributed $167 million to the plan in February 2019. See note 13.

Note 16: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. Share repurchases are typically effected under a normal course issuer bid (“NCIB”). The maximum number of common shares that the Company may repurchase under the current NCIB is 32.2 million. Under the NCIB, the Company may repurchase its common shares between May 30, 2018 and May 29, 2019 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that the Company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchase or such other price as may be permitted by TSX.

In the three months ended March 31, 2019, the Company repurchased approximately 3.5 million common shares for $190 million at an average price per share of $53.93. The Company did not repurchase any shares in the three months ended March 31, 2018.

Decisions regarding any future repurchases will depend on factors, such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such a plan with its broker in March 2019 and recorded a $99 million liability in “Other financial liabilities” within current liabilities at March 31, 2019 with a corresponding amount recorded in equity in the consolidated statement of financial position.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended March 31,

	2019	2018

Dividends declared per common share	$0.360	$0.345

Dividends declared	181	245

Dividends reinvested	(7)	(9)

Dividends paid	174	236

Note 17: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended March 31,

	2019	2018

Non-cash employee benefit charges	42	36

Net losses (gains) on foreign exchange and derivative financial instruments	10	(5)

Share of post-tax losses (earnings) in equity method investments	97	(2)

Other	(19)	18

	130	47

Details of “Changes in working capital and other items” are as follows:

	Three months ended March 31,

	2019	2018

Trade and other receivables	143	91

Prepaid expenses and other current assets	26	1

Other financial assets	35	35

Payables, accruals and provisions	(253)	(172)

Deferred revenue	(70)	(54)

Other financial liabilities	(33)	(35)

Income taxes	-	(20)

Other	(16)	(18)

	(168)	(172)

Details of income taxes paid are as follows:

	Three months ended March 31,

	2019	2018

Operating activities — continuing operations	(65)	(35)

Operating activities — discontinued operations	(42)	(27)

Total income taxes paid	(107)	(62)

Note 18: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 19: Related Party Transactions

As of March 31, 2019, the Company’s principal shareholder, The Woodbridge Company Limited, beneficially owned approximately 66% of the Company’s shares.

Transactions with Refinitiv

As part of the Company’s sale of a 55% interest in its Financial & Risk business, Reuters News and Refinitiv entered into an agreement which has a term of 30 years from October 1, 2018, pursuant to which Reuters News will supply news and editorial content to the Refinitiv partnership for a minimum of $325 million per year. For the three months ended March 31, 2019, the Company recorded $84 million of revenues under this agreement. For the duration of the agreement, Refinitiv may also license the “Reuters” mark to brand its products and services, subject to certain contractual restrictions. For the three months ended March 31, 2019, the Company recorded $6 million of income in “Other operating gains (losses), net” within the consolidated income statement under this license.

To facilitate the separation, the Company and Refinitiv agreed to provide certain operational services to each other, including technology and administrative services, for a specified multi-year period. Additionally, the Company and Refinitiv extended property leases to each other. For the three months ended March 31, 2019, the Company recorded the following amounts as expense or contra-expense, as applicable, related to these transactions:

	Provided by Thomson Reuters to Refinitiv Contra-expense	Provided by Refinitiv to Thomson Reuters (Expense)
Transitional services	10	(20)
Properties leased	8	(10)

At March 31, 2019, the consolidated statement of financial position included a receivable from Refinitiv of $269 million and a payable to Refinitiv of $267 million.

Except for the above transactions, there were no other significant related party transactions during the first quarter of 2019. Refer to “Related party transactions” disclosed in note 31 of the Company’s consolidated financial statements for the year ended December 31, 2018, which are included in the Company’s 2018 annual report, for information regarding related party transactions.